SECURIT 13026062 MISSION

SEC Mail Processing Section DEC 27 2013 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-25027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 AND ENDING 9/30/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forethought Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 310, 899 Cassatt Rd, 400 Berwyn Park
(No. and Street)

Berwyn (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1201 Louisiana Suite 2900 (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OP 12/30/13

OP 12/4/13

AFFIRMATION

I, Jeffrey Harpel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Forethought Distributors, LLC (the "Company"), as of September 30, 2013, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

Signature

FINOP

Title

Subscribed and Sworn to before me
On this 19th day of December 2013

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DARCIE A. NEIL, Notary Public
Boro of Carlisle, Cumberland County
My Commission Expires November 24, 2017

This report ** contains (check all applicable boxes):

(x)(a)	Facing Page.
(x)(b)	Statement of Financial Condition.
(x)(c)	Statement of Operations.
(x)(d)	Statement of Cash Flows.
(x)(e)	Statement of Changes in Member's Equity
( )(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination for the Reserve Requirements under Rule 15c3-3 (not required).
( ) (k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not required).
(x) (l)	An Oath or Affirmation.
(x) (m)	A Copy of the SIPC Supplemental Report (filed separately)
(x) (n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Forethought Distributors, LLC
Financial Statements and Supplemental Schedules
September 30, 2013

FORETHOUGHT DISTRIBUTORS, LLC
INDEX
SEPTEMBER 30, 2013

Page(s)

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Independent Auditor's Report

To the Stockholder of Forethought Distributors, LLC:

We have audited the accompanying financial statements of Forethought Distributors, LLC (Successor Company), which comprise the statement of financial condition as of September 30, 2013, and the related statements of operations, changes in members' equity and cash flows for the period from January 1, 2013 to September 30, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forethought Distributors, LLC at September 30, 2013, and the results of its operations and its cash flows for the period January 1, 2013 to September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

pwc

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

The accompanying statements of operations, members' equity and cash flows and related financial statement footnotes of Forethought Distributors, LLC for the period from October 1, 2012 through December 31, 2012, were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

PricewaterhouseCoopers LLP

December 19, 2013

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS	
Cash and cash equivalents	$ 6,009,250
Prepaid expenses	89,194
Deferred tax asset	84,879
TOTAL ASSETS	$ 6,183,323
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to affiliates	$ 2,035,861
Accounts payable and accrued expenses	1,661,849
Income taxes payable	335,613
TOTAL LIABILITIES	4,033,323
MEMBER'S EQUITY	2,150,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,183,323

The accompanying notes are an integral part of these financial statements.

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
THREE MONTHS ENDED DECEMBER 31, 2012 AND NINE MONTHS ENDED SEPTEMBER 30, 2013

	(Predecessor) Three Months Ended December 31, 2012 (unaudited)	(Successor) Nine Months Ended September 30, 2013
REVENUES:		
Service fee income	$ 19,989,007	$ 20,849,211
Commissions earned	-	16,081,531
Total revenues	19,989,007	36,930,742
EXPENSES:		
Commissions paid to other broker-dealers	-	16,081,531
Compensation and benefits	8,872,864	12,805,882
Marketing and wholesaler support	10,890,492	7,634,904
Regulatory fees	59,341	157,691
Total expenses	19,822,697	36,680,008
INCOME BEFORE TAXES	166,310	250,734
INCOME TAX EXPENSE	(166,310)	(250,734)
NET INCOME	$ -	$ -

The accompanying notes are an integral part of these financial statements.

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
THREE MONTHS ENDED DECEMBER 31, 2012 AND NINE MONTHS ENDED SEPTEMBER 30, 2013

	(Predecessor) Three Months Ended December 31, 2012 (unaudited)	(Successor) Nine Months Ended September 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ -	$ -
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in operating assets:		
Prepaid expenses	(68,120)	48,702
Deferred tax asset	-	(84,879)
Due from affiliates	122,585	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(682,498)	956,903
Payable to affiliates	(2,498,955)	2,035,861
Income tax payable	(186,381)	335,613
Net cash provided by (used in) operating activities	(3,313,369)	3,292,200
CASH FLOWS FROM FINANCING ACTIVITIES		
Withdrawal of Member's Equity	(7,850,000)	-
Net cash used in financing activities	(7,850,000)	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,163,369)	3,292,200
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,880,419	2,717,050
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 2,717,050	$ 6,009,250
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Income tax payments	$ 352,691	$ -

The accompanying notes are an integral part of these financial statements.

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
THREE MONTHS ENDED DECEMBER 31, 2012 AND NINE MONTHS ENDED SEPTEMBER 30, 2013

	Member's Equity
Unaudited:	
Balance, October 1, 2012	$10,000,000
Withdrawal of Member's Equity	(7,850,000)
Net Income	-
Balance, December 31, 2012	$2,150,000
Balance, January 1, 2013	$2,150,000
Net Income	-
Balance, September 30, 2013	$2,150,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Forethought Distributors, LLC ("FD" or the "Company"), formerly Hartford Life Distributors, LLC ("HLD") is a wholly-owned subsidiary of Forethought Financial Group, Inc. ("FFG"). The Company is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary purpose under FFG ownership is the underwriting and distribution of various annuity products of Forethought Life Insurance Company ("FLIC"), an indirect subsidiary of FFG. The Company also distributed various annuity products for affiliates of Hartford Life, Inc. (The "Hartford") while under FFG ownership through June 2013.

The Company was acquired on December 31, 2012 (the "Acquisition Date"), from an affiliate of the Hartford. Under Hartford ownership, HLD distributed Hartford variable annuity and mutual fund products and the bulk of the revenue and expenses related to the mutual fund business. During the fourth quarter of 2012 in anticipation of the change of ownership, Hartford moved the distribution of its mutual fund products to another broker dealer.

As described further within the Company's Significant Accounting Policies, as a result of the acquisition of the Company by FFG, the financial position, results of operations and cash flows for the Company subsequent to the acquisition are not comparable to the financial position, results of operations nor cash flows of the Company prior to the acquisition.

Accordingly the Company has separately presented the results of its operations, changes in its cash flows and changes in its member's equity separately for the three month period ended December 31, 2012 and the nine month period ended September 30, 2013. All information presented within these financial statements for any period prior to January 1, 2013 is unaudited and has not been subject to any audit procedures.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company's basis of accounting incorporates the business combinations guidance of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification as of the acquisition ("Acquisition Date"), which requires the recognition and measurement of identifiable assets acquired and liabilities assumed at fair value as of the Acquisition Date, which generally results in push down accounting. Due to the nature of the Company's assets and liabilities, there were no differences in the cost basis carrying amount of assets and liabilities compared to their fair values at the Acquisition Date.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates included in the preparation of the financial statements are reasonable.

Service Fee Income– Fees earned in connection with marketing, educational and administrative services provided in the distribution of annuity products are recorded when the service is performed.

Commissions Earned – Commissions Earned are recognized by the Company at issuance of annuity products by FLIC.

Commissions Paid to other Broker-dealers – Commissions Paid to other Broker-dealers are recognized by the Company at issuance of annuity products by FLIC.

Compensation and Benefits – Compensation and benefits represent salaries, sales incentives, and benefits earned by registered representatives of the Company that participate in the marketing and distribution of annuity products.

Marketing and Wholesaler Support – Marketing and wholesaler support expenses are related to services provided in facilitating the wholesaling operations of the Company and sponsorships of third party firm events. These expenses are recognized as incurred.

Cash and Cash Equivalents – The Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents. At

September 30, 2013, cash and cash equivalents include $6,009,250 in two non-interest bearing cash accounts and no cash equivalents.

Income Taxes – see note 5.

Fair Value Measurements – For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2 and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.

Level 3 – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

At September 30, 2013 cash consists of holdings in non-interest bearing cash accounts and is considered Level 1 under the fair value hierarchy levels. The Company does not have any Level 2 or 3 amounts reflected in the Statement of Financial Condition.

All assets and liabilities of the Company are carried at cost, which approximates fair value due to their short term nature.

3. BENEFIT PLANS

The Company has no direct employees. All employees of FFG are employed by Forethought Financial Services, Inc. ("FFSI"), a subsidiary of FFG. The actual cost of salaries, incentive compensation, and benefits for individuals providing services to the Company is allocated to the Company under a service and cost allocation agreement among the Company, FLIC, and FFSI. All employees are eligible to participate in FFSI's defined contribution benefit plan. The plan provides a match of 100% of the first 3% and 50% of the next 2% of compensation to all eligible employees, vesting immediately. The Company does not provide any other post-retirement benefits to its employees and has no material obligation for compensated absences.

4. RELATED PARTY TRANSACTIONS

The Company's sources of revenue are entirely from FLIC for underwriting, distribution, and marketing of various annuity products of FLIC. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, FLIC provided to the Company revenues to achieve break-even results for the period ended September 30, 2013. Such revenues were $36,930,742 in the nine month period ended September 30, 2013 and are included in service fee income in the Statement of Operations.

All expenses of the Company are paid for by FLIC and FFSI and allocated to the Company under a service and cost allocation agreement among the Company, FLIC, and FFSI. These transactions result in intercompany balances being created which are settled on a monthly basis. The Company has reflected an intercompany payable to FLIC of $1,069,601 and to FFSI of $966,260 at September 30, 2013 on the accompanying Statement of Financial Condition.

5. INCOME TAXES

The Company has a written agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is part of the consolidated FFG income tax returns. Pursuant to this agreement, the Company is required by pay to its Parent its federal income tax liability computed on a separate company basis using the same methods and elections used with respect to determining the group's tax liability giving effect to the modifications of Treas. Reg. Section 1.1552-1(a)(2)(ii) and without regard to any minimum tax credit arising under IRC Section 53. In addition, the Company will be reimbursed in each year to the extent that the use of the Company's operating loss deduction or credit or operating loss deduction or credit carryover results in either a reduction of the group's tax for a given consolidated return year or a refund is obtained by its Parent with respect to any given consolidated return year.

Income tax expense for the nine months ended September 30, 2013 is comprised of the following components:

Current income tax	$	335,613
Deferred income tax		(84,879)
Provision for income tax expense	$	250,734

Based on the previously mentioned service and cost allocation agreement among the Company, FLIC, and FFSI, the Company recognizes revenue equal to expenses including income taxes resulting in net income of zero. The Company's effective tax rate was 100% in 2013. A reconciliation of the tax provision at the U.S. Federal statutory tax rate to the provision for income taxes for the nine months ended September 30, 2013 is as follows:

Tax provision at the U.S. Federal statutory tax rate	$	87,757
State taxes (net of federal benefit)		32,018
Tax effect of nondeductible expenses		130,959
Provision for income tax expense	$	250,734

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of its income tax provision. As of September 30, 2013, the Company has no amounts accrued.

Since January 1, 2013, the Company is included in FFG's U.S. federal, state and local income tax returns and files separate income tax returns in several state and local jurisdictions. There are no tax examinations currently in process by any tax authorities. The Company has no tax positions for which it believes it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule"), pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At September 30, 2013, the Company had net capital of $1,975,927, which was $1,725,927 in excess of its required net capital of $250,000.

7. RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

8. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings.

Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At September 30, 2013, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

9. INDEMNIFICATIONS

The Parent has entered into contracts that contain routine indemnification clauses. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date the financial statements were available to be issued, noting that there were no subsequent events requiring recognition or disclosure in the financial statements other than disclosed below.

On September 26, 2013, FFG entered into a definitive agreement with Global Atlantic Financial Group, a multiline insurance and reinsurance company, to acquire 100% of the outstanding stock of FFG. The transaction is expected to close in early 2014 subject to regulatory approvals. It is expected that the Company will continue to serve as the underwriter and distributor of various annuity products of FLIC.

FORETHOUGHT DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2013 SCHEDULE 1

TOTAL MEMBER'S EQUITY	$ 2,150,000
Less nonallowable assets included in the statement of financial condition:	
Deferred tax asset	84,879
Prepaid expenses	89,194
NET CAPITAL	$ 1,975,927
TOTAL AGGREGATE DEBIT ITEMS	$ -
MINIMUM NET CAPITAL REQUIRED UNDER THE ALTERNATIVE METHOD:	
Greater of 2% of aggregate debit items or $250,000	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$1,725,927
NET CAPITAL IN EXCESS OF:	
Greater of 5% of aggregate debit items or 120% of minimum requirement	$ 1,675,927

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2013.

FORETHOUGHT DISTRIBUTORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2013 SCHEDULE II

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

FORETHOUGHT DISTRIBUTORS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2013 SCHEDULE III

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

pwc

Independent Auditor's Report

To the Stockholder of Forethought Distributors, LLC

In planning and performing our audit of the financial statements of Forethought Distributors, LLC (the "Company") as of September 30, 2013 and for the period January 1, 2013 to September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

pwc

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Other Matter

The accompanying statements of operations, members' equity and cash flows and related financial statement footnotes of Forethought Distributors, LLC for the period from October 1, 2012 through December 31, 2012, were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

PricewaterhouseCoopers LLP

December 19, 2013